Exhibit 99.2

AUDIOCODES LTD. PROXY THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR USE AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON SEPTEMBER 12, 2017 The undersigned shareholder of AudioCodes Ltd. (the "Company") hereby appoints SHABTAI ADLERSBERG, or if unable to attend, NIRAN BARUCH or ITAMAR ROSEN, the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote as described below all of the shares of the Company that the undersigned is entitled to vote at the 2017 Annual General Meeting of Shareholders of the Company to be held at the principal executive offices of the Company, 1 Hayarden Street, Airport City Lod 7019900, Israel, on Tuesday, September 12, 2017 at 2:00 p.m., local time, and at any adjournment thereof. This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR each of the items on the reverse side. (Continued and to be signed on the reverse side)

AUDIOCODES LTD. September 12, 2017 NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL: The Notice of Meeting, Proxy Statement, Proxy Card are available at http://www.tase.co.il/tase/ and http://www.magna.isa.gov.il Please sign, date and mail your proxy card in the envelope provided as soon as possible. Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. EXPLANATION TO PROPOSAL 4: IT IS UNLIKELY THAT YOU ARE A CONTROLLING SHAREHOLDER OR THAT YOU HAVE A PERSONAL INTEREST IN THE RESOLUTION UNDER PROPOSAL 4, AND THEREFORE YOU PROBABLY NEED TO CHECK THE BOX. YOU SHOULD AVOID CHECKING THE BOX ONLY IF YOU HOLD THE POWER TO DIRECT THE ACTIVITIES OF THE COMPANY, OTHER THAN BY REASON OF BEING A DIRECTOR OR OTHER OFFICE HOLDER OF THE COMPANY ("CONTROLLING SHAREHOLDER") OR IF YOU, YOUR RELATIVE OR A COMPANY, OTHER THAN AUDIOCODES, THAT IS AFFILIATED WITH YOU OR YOUR RELATIVE, ARE DOING BUSINESS WITH OR HAVE A FAMILY RELATIONSHIP WITH ANY OF OUR OFFICE HOLDERS ("PERSONAL INTEREST"). YOU DO NOT HAVE A PERSONAL INTEREST JUST BECAUSE YOU OWN AUDIOCODES SHARES. IF YOU DO NOT CHECK THE BOX, YOUR VOTE WILL BE CLASSIFIED AS A VOTE SUBJECT TO PERSONAL INTEREST WITH RESPECT TO PROPOSAL 4 AND THEREFORE WILL NOT BE COUNTED AS PART OF THE NON-INTERESTED VOTES. IF YOU THINK THAT YOU ARE A CONTROLLING SHAREHOLDER OR HAVE A PERSONAL INTEREST, PLEASE CONTACT THE COMPANY'S CHIEF LEGAL OFFICER FOR GUIDANCE AT +972-3-976-4000. 1. TO REELECT DR. EYAL KISHON AS AN OUTSIDE DIRECTOR FOR AN ADDITIONAL TERM OF THREE YEARS 2. TO REELECT MR. JOSEPH TENNE AS A CLASS II DIRECTOR FOR AN ADDITIONAL TERM OF THREE YEARS 3. TO APPROVE THE ANNUAL GRANT OF 7,500 RESTRICTED SHARE UNITS (RSUs) TO EACH DIRECTOR OF THE COMPANY, OTHER THAN DIRECTORS EMPLOYED BY THE COMPANY 4. TO APPROVE AN AMENDMENT TO THE EMPLOYMENT AGREEMENT OF MR. SHABTAI ADLERSBERG, THE COMPANY’S PRESIDENT AND CHIEF EXECUTIVE OFFICER AND A MEMBER OF THE COMPANY’S BOARD OF DIRECTORS PLEASE NOTE: with respect to Proposal 4, please indicate, by checking the box at right, that you are NOT a controlling shareholder and that you do NOT have a personal interest in this resolution (see explanation on the left side of this card) 5. TO RATIFY THE APPOINTMENT OF THE COMPANY’S INDEPENDENT AUDITORS FOR 2017 AND TO AUTHORIZE THE BOARD OF DIRECTORS TO DETERMINE THE COMPENSATION OF THE AUDITORS The undersigned hereby acknowledges receipt of the Notice of the 2017 Annual General Meeting of Shareholders and the Proxy Statement accompanying such Notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned's shares and hereby ratifies and confirms all that said proxies, their substitutes, or any of them, may lawfully do by virtue thereof. FOR AGAINST ABSTAIN PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x Please detach along perforated line and mail in the ------------------ envelope provided. ---------------- 00033303020300000000 9 091217 GO GREEN e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access.